    As filed with the Securities and Exchange Commission on August 23, 2001
--------------------------------------------------------------------------------
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                  SCHEDULE TO

                                 (Rule 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                ---------------

                      Sensormatic Electronics Corporation
                       (Name of subject company (issuer))

                                ---------------

                            Tyco International Ltd.
                                      and
                        Tyco Acquisition Corp. XXIV (NV)
                                   (Offerors)
                (Names of filing persons (identifying status as
                       offeror, issuer or other person))

                    Common Stock, par value $0.01 per share
                         (Title of class of securities)

                                   817265101
                     (CUSIP number of class of securities)

                                 Mark H. Swartz
                        c/o Tyco International (US) Inc.
                                 One Tyco Park
                          Exeter, New Hampshire 03833
                                 (603) 778-9700
  (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                ---------------

                                   Copies To:

     Abbe L. Dienstag, Esq.             Meredith B. Cross, Esq.               Fati Sadeghi, Esq.
     Kramer Levin Naftalis &           Wilmer, Cutler & Pickering          Senior Corporate Counsel
           Frankel LLP                    2445 M Street, N.W.            Tyco International (US) Inc.
        919 Third Avenue                 Washington, D.C. 20037                 One Tyco Park
    New York, New York 10022                 (202) 663-6000              Exeter, New Hampshire 03833
         (212) 715-9100                                                         (603) 778-9700

                                ---------------

                           CALCULATION OF FILING FEE

            Transaction valuation (*)              Amount of Filing Fee(**)
                  $2,247,519,066                           $449,504

 * Estimated solely for the purpose of calculating the registration fee pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $23.24, the average of the high and low sales prices of Sensormatic common stock on the New York Stock Exchange on August 17, 2001 and (ii) 96,709,082, the expected maximum number of shares of Sensormatic common stock to be acquired in the offer and the merger.
**  Calculated as 1/50 of 1% of the transaction value.
[X] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: $561,880    Filing Party: Tyco International Ltd.
    Form or Registration No.: Form S-4  Date Filed: August 23, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X]third-party tender offer subject to Rule 14d-1.
    [_]issuer tender offer subject to Rule 13e-4.
    [_]going-private transaction subject to Rule 13e-3.
    [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

                               ----------------

   This Tender Offer Statement on Schedule TO is filed by Tyco International Ltd., a Bermuda company, and Tyco Acquisition Corp. XXIV (NV), a Nevada corporation and a wholly-owned subsidiary of Tyco. This Schedule TO relates to the offer by Tyco Acquisition to exchange a fraction of a common share of Tyco, par value $0.20 per share, for each outstanding share of common stock, par value $0.01 per share, of Sensormatic Electronics Corporation, a Delaware corporation. The terms and the conditions set forth in the prospectus dated August 23, 2001 and in the related letter of transmittal, copies of which are incorporated by reference as Exhibits (a)(1) and (a)(2), and in any amendments or supplements thereto, collectively constitute the offer. The offer is being made pursuant to a merger agreement dated August 3, 2001, between Tyco Acquisition and Sensormatic, including a guarantee by Tyco, which is incorporated by reference as Exhibit (d)(1).

   The exchange ratio will be $24.00 divided by the average share price, except as described below. The "average share price" is the average of the daily volume-weighted averages of the per share selling prices of a Tyco common share on the New York Stock Exchange, as reported by Bloomberg Financial Markets, for each of the five consecutive trading days ending on the fourth trading day prior to and not including October 1, 2001, the initial date designated for the expiration of the offer. If the average share price is less than $46.25, Tyco may terminate the merger agreement unless Sensormatic's board of directors agrees to an exchange ratio of 0.5189 Tyco common shares for each Sensormatic common share.

Items 1 to 11.
   The information set forth in the prospectus and the related letter of transmittal is incorporated herein by reference with respect to Items 1 to 11 of this Schedule TO.

Item 12. Material to be Filed as Exhibits.

 (a)(1)  Prospectus dated August 23, 2001 (incorporated by reference from Tyco
         International Ltd.'s Registration Statement on Form S-4 filed on
         August 23, 2001 (the "Form S-4")).
 (a)(2)  Form of Letter of Transmittal (incorporated by reference to exhibit
         99.1 to the Form S-4).
 (a)(3) Form of Notice of Guaranteed Delivery (incorporated by reference to exhibit 99.2 to the Form S-4).
 (a)(4)  Form of Letter from Tyco Acquisition Corp. XXIV (NV) to Brokers,
         Dealers, Commercial Banks, Trust Companies and Other Nominees
         (incorporated by reference to exhibit 99.3 to the Form S-4).
 (a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees to Clients (incorporated by reference to exhibit 99.4 to the Form S-4).
 (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to exhibit 99.5 to the Form S-4).
 (a)(7)  Summary Advertisement as published in The Wall Street Journal on
         August 23, 2001 (incorporated by reference to exhibit 99.6 to the Form
         S-4).
 (a)(8) Form of Notice of Conversion and Letter of Transmittal Form relating to the conversion and tender of Sensormatic 6 1/2% Convertible
         Preferred Stock (incorporated by reference to exhibit 99.7 to the Form
         S-4).
 (a)(9) Form of Notice of Guaranteed Delivery relating to the conversion and tender of Sensormatic 6 1/2% Convertible Preferred Stock (incorporated by reference to exhibit 99.8 to the Form S-4).
 (a)(10) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to the conversion and tender of Sensormatic 6 1/2% Convertible Preferred Stock (incorporated by reference to exhibit 99.9 to Form S-4).
 (a)(11) Form of Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees to Clients relating to the conversion and tender of Sensormatic 6 1/2% Convertible Preferred Stock (incorporated by reference to exhibit 99.10 to Form S-4).
 (a)(12) Press Release issued by Tyco International Ltd. on August 3, 2001
         (incorporated by reference to the filing by Tyco International Ltd. on Form 425 on August 3, 2001).
 (b)     None.

Item 12. Material to be Filed as Exhibits.--(continued)33

(d)(1)  Agreement and Plan of Merger, dated as of August 3, 2001, by and between Tyco Acquisition Corp.
        XXIV (NV) and Sensormatic Electronics Corporation, and guaranteed by Tyco International Ltd.
        (incorporated by reference to Annex A to the Prospectus).
(d)(2)  Confidentiality Agreement, dated July 5, 2001, between Tyco International Ltd. and Sensormatic
        Electronics Corporation.
(g)     None.
(h)(1)  Tax opinion of PricewaterhouseCoopers LLP (incorporated by reference to exhibit 8.1 to the
        Form S-4).
(h)(2)  Tax opinion of Appleby Spurling & Kempe (incorporated by reference to exhibit 8.3 to the Form S-4).

Item 13. Information Required by Schedule 13E-3.

   Not applicable.

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2001

                                          TYCO INTERNATIONAL LTD.

                                                    /s/ Mark H. Swartz
                                          By: _________________________________
                                            Mark H. Swartz
                                            Executive Vice President and
                                            Chief Financial Officer
                                            (Principal Accounting and
                                            Financial Officer)

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2001

                                          TYCO ACQUISITION CORP. XXIV (NV)

                                                    /s/ Mark H. Swartz
                                          By: _________________________________
                                            Mark H. Swartz
                                            Vice President

                                 EXHIBIT INDEX

 Exhibit
  Number
 -------
 (a)(1)  Prospectus dated August 23, 2001 (incorporated by reference from Tyco
         International Ltd.'s Registration Statement on Form S-4 filed on
         August 23, 2001 (the "Form S-4")).
 (a)(2)  Form of Letter of Transmittal (incorporated by reference to exhibit
         99.1 to the Form S-4).
 (a)(3)  Form of Notice of Guaranteed Delivery (incorporated by reference to exhibit 99.2 to the Form S-4).
 (a)(4)  Form of Letter from Tyco Acquisition Corp. XXIV (NV) to Brokers,
         Dealers, Commercial Banks, Trust Companies and Other Nominees
         (incorporated by reference to exhibit 99.3 to the Form S-4).
 (a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees to Clients (incorporated by reference to exhibit 99.4 to the Form S-4).
 (a)(6)  Form of Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form
         W-9 (incorporated by reference to exhibit 99.5 to the Form S-4).
 (a)(7)  Summary Advertisement as published in The Wall Street Journal on
         August 23, 2001 (incorporated by reference to exhibit 99.6 to the Form
         S-4).
 (a)(8)  Form of Notice of Conversion and Letter of Transmittal Form relating to the conversion and tender of Sensormatic 6 1/2% Convertible
         Preferred Stock (incorporated by reference by reference to exhibit
         99.7 to the Form S-4).
 (a)(9)  Form of Notice of Guaranteed Delivery relating to the conversion and tender of Sensormatic 6 1/2% Convertible Preferred Stock (incorporated by reference to exhibit 99.8 to the Form S-4).
 (a)(10) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees relating to the conversion and tender of
         Sensormatic 6 1/2% Convertible Preferred Stock (incorporated by reference to exhibit 99.9 to Form S-4).
 (a)(11) Form of Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees to Clients relating to the conversion and tender of Sensormatic 6 1/2% Convertible Preferred Stock (incorporated by reference to exhibit 99.10 to Form S-4).
 (a)(12) Press Release issued by Tyco International Ltd. on August 3, 2001
         (incorporated by reference to the filing by Tyco International Ltd. on
         Form 425 on August 3, 2001).
 (b)     None.
 (d)(1)  Agreement and Plan of Merger, dated as of August 3, 2001, by and between Tyco Acquisition Corp. XXIV (NV) and Sensormatic Electronics
         Corporation, and guaranteed by Tyco International Ltd. (incorporated by reference to Annex A to the Prospectus).
 (d)(2)  Confidentiality Agreement, dated July 5, 2001, between Tyco
         International Ltd. and Sensormatic Electronics Corporation.
 (g)     None.
 (h)(1)  Tax opinion of PricewaterhouseCoopers LLP (incorporated by reference to exhibit 8.1 to the Form S-4).
 (h)(2)  Tax opinion of Appleby Spurling & Kempe (incorporated by reference to exhibit 8.3 to the Form S-4).